NovaGold Resources Inc.

December 23, 2008

Chris White
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Dear Mr. White:

Re: Securities and Exchange Commission
Staff Comments dated November 21, 2008, regarding
NovaGold Resources Inc.
Form 40-F for the year ended November 30, 2007 filed March 4, 2008
File No. 1-31913

We received the staff's comments dated November 21, 2008, regarding the above-referenced filing and we responded on December 3, 2008 indicating that we anticipated responding to your comments during the week of December 22, 2008. Due to the illness of our auditor last week and the severe winter storms that have impacted the pacific northwest our response has been further delayed. We anticipate responding to your comments during the week of January 12, 2009.

If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at (604) 669-6227 or Kimberley Anderson at Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,

NOVAGOLD RESOURCES INC.

Robert J. (Don) MacDonald
Chief Financial Officer

cc: Dorsey & Whitney LLP